Exhibit 99.1
2025 Arm Holdings plc Annual General Meeting Results
On September 9, 2025, Arm Holdings plc (the “Company”) held its 2025 annual general meeting (the “AGM”). Voting at the AGM was conducted by way of a poll, and each ordinary share, which may be represented by American Depositary Shares, issued and outstanding as of the close of business on the record date was entitled to one (1) vote on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, each of which was an ordinary resolution requiring a simple majority:

Proposal          For Against Vote Withheld

To appoint George Kanelos, acting as proxy for SVF Holdco (UK) Limited, as chair of the meeting	1	0	0
To receive the accounts of the Company for the financial year ended 31 March 2025 together with the reports of the directors and the auditors of the Company thereon	968,652,044	211,812	1,029,597
To receive and approve the directors’ remuneration report	953,386,892	15,218,864	1,287,697
To re-appoint Deloitte LLP as auditors of the Company	968,673,922	102,357	1,117,174
To authorise the audit committee of the board of directors of the Company to fix the remuneration of the auditors of the Company	968,359,079	158,109	1,376,265
To re-elect Masayoshi Son as a director of the Company	948,040,643	20,874,385	978,425
To re-elect Rene Haas as a director of the Company	955,094,252	13,814,709	984,492
To re-elect Ronald D. Fisher as a director of the Company	949,091,430	19,765,497	1,036,526
To re-elect Jeffrey A. Sine as a director of the Company	950,077,485	18,774,555	1,041,413
To re-elect Karen E. Dykstra as a director of the Company	966,568,315	2,293,502	1,031,636
To re-elect Rosemary Schooler as a director of the Company	966,463,506	2,401,694	1,028,253
To re-elect Paul E. Jacobs as a director of the Company	961,530,413	7,320,260	1,042,780
To re-elect Young Sohn as a director of the Company	965,412,100	3,444,741	1,036,612

Based on the foregoing votes, the shareholders approved all of the proposals.